

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 1-3610

ALCOA SAVINGS PLANS FOR BARGAINING, NON-BARGAINING AND SUBSIDIARY AND AFFILIATE EMPLOYEES
(Title of Plan)

ALCOA INC.
(Name of Issuer of Securities held pursuant to the Plan)

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212
(Address of Plan and of principal executive office of Issuer)

ALCOA SAVINGS PLANS FOR BARGAINING,
NON-BARGAINING EMPLOYEES AND SUBSIDIARY AND AFFILIATE
EMPLOYEES

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Report of Independent Registered Public Accounting Firm

To the Alcoa Benefits Management Committee for the
Alcoa Savings Plans for Bargaining, Non–Bargaining and
Subsidiary and Affiliate Employees

In our opinion, the accompanying statements of individual plan net assets available for benefits and the related statements of changes in individual plan net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alcoa Savings Plans for Bargaining, Non-Bargaining and Subsidiary and Affiliate Employees (the "Plans") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans' management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic individual financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 10, 2004

Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees
Statements of Individual Plan Net Assets Available for Benefits
December 31, 2003

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary Plan
Assets			
Plan's value of interest in Master Trust			
Nonparticipant-Directed Investments			
Alcoa Stock Fund	$ 391,340,466	$ 994,367,287	$ 125,749,878
Participant-Directed Investments	506,102,951	1,539,110,103	671,245,746
Total value of interest in Master Trust	897,443,417	2,533,477,390	796,995,624
Loans to participants	32,155,608	32,022,628	27,410,307
Net assets available for benefits	$ 929,599,025	$2,565,500,018	$ 824,405,931

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees
Statements of Individual Plan Net Assets Available for Benefits
December 31, 2002

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary Plan
Assets			
Plan's value of interest in Master Trust			
Nonparticipant-Directed Investments			
Alcoa Stock Fund	$ 248,195,807	$ 664,673,093	$ 33,984,008
Participant-Directed Investments	407,926,931	1,155,632,432	365,776,745
Total value of interest in Master Trust	656,122,738	1,820,305,525	399,760,753
Loans to participants	32,427,792	30,776,751	13,826,245
Net assets available for benefits	$ 688,550,530	$ 1,851,082,276	$ 413,586,998

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees
Statements of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2003

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary Plan
Additions			
Contributions			
Participant	$ 50,500,749	$ 55,859,484	$ 89,063,985
Employer	16,350,317	33,981,522	22,187,750
	66,851,066	89,841,006	111,251,735
Net investment income from Master Trust Investments			
Nonparticipant-Directed Investments			
Alcoa Stock Fund	168,255,493	432,183,675	44,400,009
Participant-Directed Investments	66,326,756	204,042,726	79,960,370
Total investment income from Master Trust investments	234,582,249	636,226,401	124,360,379
Total additions	301,433,315	726,067,407	235,612,114
Deductions			
Benefit payments to participants	(62,529,204)	(152,455,651)	(56,657,174)
Net increase before Plan mergers and transfers	238,904,111	573,611,756	178,954,940
Plan Mergers (Note 2)	6,770,945	311,803,243	1,657,533
Transfers from the Reynolds Metals Company Savings Plan for Hourly Employees and Ivex Packaging Corporation Retirement Plan and Trust (Note 3)	6,553,344	-	48,029,298
Transfers to (from) plans	(11,179,905)	(170,997,257)	182,177,162
Net increase	241,048,495	714,417,742	410,818,933
Net assets available for benefits			
Beginning of year	688,550,530	1,851,082,276	413,586,998
End of year	$ 929,599,025	$2,565,500,018	$ 824,405,931

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

Effective January 1, 2002, Alcoa Inc. ("Alcoa" or the "Company") established the Alcoa Savings Plan for Subsidiary and Affiliate Employees ("Alcoa Subsidiary Plan"), a defined contribution plan intending to qualify under Section 401(a) of the Internal Revenue Code, for the exclusive benefit of its eligible employees. The purpose of the Alcoa Subsidiary Plan is to provide a method of savings by eligible salaried and nonbargaining hourly employees of certain Alcoa subsidiaries and affiliates to enable them to enhance their retirement benefits, and at the same time enable them to acquire a stock interest in the Company.

General

The Alcoa Savings Plan for Bargaining Employees ("Alcoa Bargaining Plan"), the Alcoa Savings Plan for Non-Bargaining Employees ("Alcoa Non-Bargaining Plan"), and the Alcoa Subsidiary Plan (collectively the "Plans") are defined contribution savings plans maintained pursuant to a Master Trust agreement between Alcoa and the trustee, Mellon Bank, N.A. In general, the Plans provide various investment options for amounts withheld from employees' salaries and for employer contributions. Plan documents, which include a description of eligibility and vesting requirements, are available to participants upon request.

Reference should be made to the basic prospectus and to the Summary Plan Description of each Plan for a summary of the important features of each Plan including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. Employees of locations that participate in the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary Plan are immediately eligible for plan participation. The Alcoa Bargaining Plan is available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Hourly employees must also complete a stated probationary period under the collective bargaining agreement. The participants are fully vested in the value of their contributions plus actual earnings (losses) thereon at all times. Company contributions vest after three years of employment.

Employee Contributions

Nonhighly compensated employees may elect to contribute up to 16% of eligible compensation as pre-tax or up to 16% as after-tax contributions to the Plans, with a maximum of 16% in the aggregate.

Highly compensated employees may elect to contribute up to 6% of eligible compensation as pre-tax or up to 10% as after-tax contributions to the Plans, with a maximum of 10% in the aggregate.

Certain eligible employees can contribute from 0% to 50% in 10% increments of their variable pay, as defined in the Plan document, up to a maximum of $1,500 per year as a separate pre–tax contribution. Certain eligible collective bargained employees can direct their negotiated deferrals, as defined in the Plan document, to their Plan accounts as a separate pre-tax contribution.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1%, into various investment options offered by the Plans.

Employer Contributions
For the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants' eligible compensation. Company match for contributions to the Alcoa Bargaining Plan is based upon the various collective bargaining agreements. The employer match for the Plans is contributed into the Alcoa Stock Fund, a nonparticipant directed investment. The Company does not match variable pay or negotiated deferral contributions.

Participant Loans
Participants in the Plans may borrow from their individual account balances in the Plans. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's vested account balance or $50,000. Loans are collateralized by the vested portion of the participant's account and repayments are made by periodic payroll deductions.

Interest is charged on all loans at the prime rate plus 1% at the time the loan is taken out.

Payment of Benefits
Benefits are recognized when paid. On termination of service due to death, disability or retirement, a participant with a vested account balance greater than $5,000 may elect to leave their investment in the plan or receive a lump-sum distribution. Participants not electing a lump-sum distribution may elect to receive four partial payments per calendar year. Plan provisions require a lump-sum distribution when the participant reaches age 70.

Forfeitures
The employer contributions and the earnings on those contributions vest after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce plan expenses or future Company contributions. Total forfeitures that reduced employer contributions in 2003 were $499,215 in the Alcoa Non-Bargaining Plan, $236,636 in the Alcoa Bargaining Plan and $309,308 in the Alcoa Subsidiary Plan.

Employee Stock Ownership Plan ("ESOP")
Effective January 1, 2002, the Plans' Alcoa Stock Fund was converted into an employee stock ownership plan under the Internal Revenue Code Section 409.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans, subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

2. Plan Mergers

Effective November 1, 2003, the Alumax Inc. Thrift Plans for Salaried and Hourly Employees were merged into the Alcoa Savings Plan for Non–Bargaining Employees with the Alcoa Savings Plan for

Non–Bargaining Employees remaining as the survivor plan. The Plans transferred $243,079,813 and $68,723,430, respectively, on the effective date to the trustee of the Alcoa Savings Plan for Non–Bargaining Employees, as a result of the merger.

Effective November 1, 2003, the Alumax Inc. Thrift Plan for Collectively Bargained Employees merged into the Alcoa Savings Plan for Bargaining Employees with the Alcoa Savings Plan for Bargaining Employees remaining as the survivor plan. The Plan transferred $6,444,633 on the effective date to the trustee of the Alcoa Savings Plan for Bargaining Employees as a result of the merger.

Effective July 1, 2003, the Crystal Thermoplastics, Inc. Thrift 401(k) Pension Plan and Trust was merged into the Alcoa Savings Plan for Subsidiary and Affiliate Employees with the Alcoa Savings Plan for Subsidiary and Affiliate Employees remaining as the survivor plan. The plan transferred $486,265, $847,918, $126,591 and $196,759 on July 1, July 2, July 3 and July 7, respectively, to the trustee of the Alcoa Savings Plan for Subsidiary and Affiliate Employees as a result of the merger.

Effective April 1, 2003, the Trio Products, Inc. 401(k) Plan for Union Employees was merged by an amendment into the Alcoa Savings Plan for Bargaining Employees with the Alcoa Savings Plan for Bargaining Employees remaining as the survivor plan. The Plan transferred $326,312 on the effective date to the trustee of the Alcoa Savings Plan for Bargaining Employees as a result of the merger.

On January 1, 2002, the Howmet Employees' 401(k) Plan was merged into the Alcoa Subsidiary Plan with the Alcoa Subsidiary Plan remaining as the survivor plan.

On January 1, 2002, the Huck International, Inc. Retirement Savings and Investment Plan was merged into the Alcoa Subsidiary Plan with the Alcoa Subsidiary Plan remaining as the survivor plan. For employees covered under a collective bargaining agreement who will participate in the Alcoa Bargaining Plan, assets equivalent to their account balances were transferred from the Alcoa Subsidiary Plan and allocated to their account in the Alcoa Bargaining Plan.

On April 1, 2002, the Presto Products Company Profit Sharing Retirement Plan was merged into the Alcoa Subsidiary Plan with the Alcoa Subsidiary Plan remaining as the survivor plan.

On May 1, 2002, the Reynolds Metals Company Savings and Investment Plan for Salaried Employees was merged into the Alcoa Non-Bargaining Plan with the Alcoa Non-Bargaining Plan remaining as the survivor plan.

On May 1, 2002, the Reynolds Metals Company Employee Savings Plan was merged into the Alcoa Non-Bargaining Plan with the Alcoa Non-Bargaining Plan remaining as the survivor plan.

On July 1, 2002, the Southern Plastics, Inc. 401(k) Plan was merged into the Alcoa Non-Bargaining Plan with the Alcoa Non-Bargaining Plan remaining as the survivor plan.

On July 1, 2002, the Huck Fasteners An Alcoa Business Employees' Savings Plan (formerly the MSD Stamping, Inc. Employee's Savings Plan), was merged into the Alcoa Subsidiary Plan with the Alcoa Subsidiary Plan remaining as the survivor plan.

On July 1, 2002, the Huck Fasteners An Alcoa Business Employee Retirement Savings and Investment Plan (formerly the Huck Fasteners, Inc. Employee Retirement, Savings and Investment Plan), was merged into the Alcoa Subsidiary Plan with the Alcoa Savings Plan remaining as the survivor plan.

On July 1, 2002, the Huck Fasteners An Alcoa Business Union Plan (formerly the Continental/Midland Union Employee's Savings Plan), was merged into the Alcoa Bargaining Plan with the Alcoa Bargaining Plan remaining as the survivor plan.

On May 1, June 24, and December 2, 2002, assets from the Reynolds Metals Company Savings Plan for Hourly Employees ("Reynolds Hourly Savings Plan") were transferred to the Alcoa Bargaining Plan. The transfer was due to the election of certain collective bargaining units to participate in the Alcoa Bargaining Plan and cease participating in the Reynolds Hourly Savings Plan.

3. Plan Transfers

Effective November 2, 2003, the Alcoa Savings Plan for Non-Bargaining Employees transferred certain assets of the Alumax Inc. Thrift Plans for Salaried and Hourly Employees attributable to hourly and salaried noncollectively bargained employees of Alumax into the Alcoa Savings Plan for Subsidiary and Affiliate Employees.

Effective March 31, 2003, the Ivex Packaging Corporate Retirement Plan and Trust ("Ivex Savings Plan") transferred the accounts of all collectively bargaining employees that were frozen on December 31, 2002 to the Alcoa Savings Plan for Bargaining Employees, and all remaining frozen accounts were transferred to the Alcoa Savings Plan for Subsidiary and Affiliate Employees. The Plan transferred $48,029,298 on the effective date to the trustee of the Alcoa Savings Plans. Following the transfers of all employees' frozen accounts, the Ivex Savings Plan will be ongoing with respect to all other participating employees.

Effective January 31, 2003, the Reynolds Metals Company Savings Plan for Hourly Employees transferred $6,553,334 of participant accounts to the trustee for the Alcoa Savings Plan for Bargaining Employees. The transfer was due to the election of certain collective bargaining units to participate in the Alcoa Savings Plan for Bargaining Employees and cease participating in the Reynolds Metals Company Savings Plan for Hourly Employees Plan.

4. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plans.

Investment Valuation

The Fixed Income Fund investment option of the Master Trust includes guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") that are valued at contract value and at quoted market prices for publicly traded fixed interest obligations. GICs and SICs held in this fund are fully benefit responsive, which permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options. Contract value represents cost plus reinvested earnings. GICs provide a fixed rate of return for the life of the contract. SICs operate similar to GICs, except that the underlying assets are held by the trust rather than a separate account of the issuer and a financially responsible third party issues a "wrapper" contract for benefit responsiveness. GICs and SICs generally provide for the full repayment of principal and interest; however, upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates) the market value of the GIC or SIC, if lower than its book value, may be repaid (a "Market Value Adjustment"). There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Investments within the Alcoa Stock Fund within the Master Trust are valued at the average of the high and low market price on the last business day of the year. Dividend income is recorded based on the ex-dividend date.

The Schwab Personal Choice Retirement Account ("PCRA") is a self-directed brokerage account that allows participants to select and manage investments from a variety of options not directly available in the Plans. Investments held in the brokerage accounts are valued at their closing market prices.

Investments within the various mutual funds within the Master Trust are valued at the closing net asset value of the respective mutual fund.

Allocation of Investment Income

The individual Plans participate in the funds within the Master Trust through the purchase and sale of fund units, which are valued daily. The individual Plans' interest in Master Trust investment income, as reflected in the Statement of Changes in Individual Plan Net Assets Available for Benefits, represents investment income earned by the Master Trust. Investment income is allocated daily to the individual Plans based on each participant's number of units owned within each investment fund option. Investment income of the Master Trust is comprised of net appreciation and depreciation in the fair value of the Master Trust's investments and dividend and interest income earned on those investments.

Net appreciation or depreciation in the fair value of the Master Trust investments consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned, on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plans provide for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statement of Individual Plan Net Assets Available for Benefits and the Statement of Changes in Individual Plan Net Assets Available for Benefits.

Administrative Expenses
The Fixed Income Fund investment management fees and the Alcoa Stock Fund fees are paid from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets and are not material. For the Alcoa Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year and are not material.

All funds in the Plans, except for the Fixed Income Fund and Alcoa Stock Fund, are mutual funds. Mutual funds incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value ("NAV"). The NAVs for the mutual funds in the Plans are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plans. Expenses charged by mutual funds include asset management and administrative fees.

5. Tax Status

The Plans are intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, and the Master Trust is thereby tax-exempt within the meaning of Section 501(a) of the Internal Revenue Code.

The Alcoa Non-Bargaining Plan received a favorable determination letter from the Internal Revenue Service ("IRS") on January 9, 2003. The Alcoa Savings Plan for Bargaining Employees received a favorable determination letter from the IRS on January 9, 2003. The Alcoa Subsidiary Plan received a favorable determination letter from the IRS on August 6, 2002. The Plans have been amended since receiving their determination letters. However, the Plans' administrator and Plans' tax counsel believe that the Plans are currently designed and being operating in compliance with the applicable requirements of the Internal Revenue Code.

6. Related-Party Transactions

The Plans own shares of common stock of Alcoa and therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations thereunder. As discussed in Note 4, the Company may pay certain administrative expenses or perform administrative functions on behalf of the Plan. The Plans also invested in funds managed by Mellon Bank, N.A., the trustee. Therefore, there are party-in-interest transactions.

7. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Alcoa Stock Fund, a Nonparticipant-directed investment, is as follows:

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary Plan	Total (unaudited)
Investment value at December 31, 2002 (A)	$248,195,807	$664,673,093	$ 33,984,008	$ 946,852,908
Additions				
Participant contributions	12,713,039	12,911,601	3,866,807	29,491,447
Employer contributions	16,350,317	33,981,522	22,187,750	72,519,589
Net gain from Master Trust investments (B)	168,255,493	432,183,675	44,400,009	644,839,177
Total additions	197,318,849	479,076,798	70,454,566	746,850,213
Deductions				
Benefit payments to participants	(20,057,848)	(45,125,119)	(6,492,866)	(71,675,833)
Total deductions	(20,057,848)	(45,125,119)	(6,492,866)	(71,675,833)
Net increase before transfers	177,261,001	433,951,679	63,961,700	675,174,380
Transfers				
Transfers to participant-directed investments	(28,383,771)	(100,101,847)	(4,837,537)	(133,323,155)
Transfers to plans and plan mergers, net	(5,732,571)	(4,155,638)	32,641,707	22,753,498
Net transfers	(34,116,342)	(104,257,485)	27,804,170	(110,569,657)
Net increase	143,144,659	329,694,194	91,765,870	564,604,723
Investment value at December 31, 2003 (C)	$391,340,466	$994,367,287	$125,749,878	$1,511,457,631

(A) The assets include Alcoa Common Stock of $919,823,321, cash equivalents of $32,599,653 and a payable of $5,570,066. The equivalent shares of Alcoa common stock were 40,547,645 at a price of $22.685.

(B) The net gain from Master Trust investments includes interest of $1,217,857, dividends of $24,226,301 and gain from employer securities of $619,395,019.

(C) The assets include Alcoa Common Stock of $1,467,688,686, cash equivalents of $41,725,703 and a receivable of $2,043,242. The equivalent shares of Alcoa common stock were 38,446,331 at a price of $38.175.

8. Investments in Master Trust

The Plans' investments are held in a Master Trust. The investments are held in safekeeping, under a trust arrangement, by the Trustee. Each participating Plan has an undivided interest in the Master Trust. The investments by type, including investments that represent 5% or more of the Plan's net assets have been detailed below:

	2003	2002
Master Trust Investments		
At Fair Value		
Alcoa Common Stock	$ 1,467,688,686	$ 919,823,321
Shares of Registered Investment Companies		
Investment Company of America Fund	324,795,037	227,200,905
AMCAP Fund	167,887,947	109,117,794
New Perspective Fund	171,666,452	116,873,564
American Balanced Fund	250,781,779	162,903,105
Putnam OTC & Emerging Growth Fund	70,771,702	45,396,205
Putnam Vista Fund	57,989,025	35,336,856
Vanguard Institutional Index Plus Fund	265,311,265	149,804,145
Vanguard Total Bond Market Index Fund	68,123,742	53,584,498
Other Registered Investment Companies	179,656,521	95,741,929
US Government Securities	474,083,796	268,973,154
Corporate Debt Instruments	472,774,049	362,785,094
Cash and cash equivalents	169,770,016	200,604,376
Other Investments	33,156,101	16,630,591
	4,174,456,118	2,764,775,537
At Contract Value		
Investment contracts	53,460,313 (A)	111,413,479 (A)
	53,460,313	111,413,479
Total investment in Master Trust	$ 4,227,916,431	$ 2,876,189,016
Percent ownership of the Plans in the Master Trust		
Alcoa Non-Bargaining Plan	59.92%	63.29%
Alcoa Bargaining Plan	21.23%	22.81%
Alcoa Subsidiary Plan	18.85%	13.90%
	100%	100%

The Master Trust income for the year ended December 31, 2003 is as follows	
Net investment income from Master Trust investments	
Investment gain (loss)	
Alcoa Common Stock	$ 619,395,019
Shares of Registered Investment Companies and Other Investments	303,224,761
	922,619,780
Interest income, including US Government Securities, Corporate Debt Instruments and Cash and Cash Equivalents	48,322,948
Dividends	24,226,301
Net investment income from Master Trust investments	$ 995,169,029

(A) The estimated fair value of the investment contracts held at December 31, 2003 and 2002 approximates $55,013,883 and $116,000,000, respectively. The average crediting interest at December 31, 2003 and 2002 was 4.43% and 5.28%, respectively. The average yield for the year ended December 31, 2003 and 2002 was 4.80% and 5.22%, respectively.

9. Subsequent Events

Effective as of February 27, 2004, the Company's Specialty Chemicals Business was sold to Almatis, Inc. ("Almaltis"). Pursuant to the agreement of sale between the Company and Almaltis, the assets attributable to the active employees of the business will be transferred to the Almaltis, Inc. Savings Plan as of April 15, 2004, or as soon as administratively feasible.

Alcoa Savings Plans for Bargaining, Non–Bargaining and Subsidiary and Affiliate Employees

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003 **Schedule I**

Plan	Identity of Issuer	Investment	Current Value
Alcoa Savings Plan for Bargaining Employees	Participant loans	Loans receivable from Plan Participants (interest rate 5.75% to 10.50%)	$ 32,155,608
Alcoa Savings Plan for Non-Bargaining Employees	Participant loans	Loans receivable from Plan Participants (interest rate 5.75% to 10.50%)	32,022,628
Alcoa Savings Plan for Subsidiary and Affiliate Employees	Participant loans	Loans receivable from Plan Participants (interest rate 5.75% to 10.50%)	27,410,307
Total investments			$ 91,588,543

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alcoa Savings Plans for Bargaining, Non-Bargaining, and Subsidiary and Affiliate Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR SUBSIDIARY AND AFFILIATE EMPLOYEES

Richard B. Kelson
Benefits Management Committee Member

A. Hamish Petrie
Benefits Management Committee Member

William B. Plummer
Benefits Management Committee Member

June 25, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements (Registration No. 33-24846 and Registration No. 333-32516) of our report dated June 10, 2004 relating to the financial statements of the Alcoa Savings Plans for Bargaining, Non-Bargaining and Subsidiary and Affiliate Employees which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 25, 2004